Santiago, March 24, 2011

Material Event

In conformity with Articles 9 and 10 of the Law 18,045 and Article 147 of Law No. 18,046, Banco Santander Chile informs that in an ordinary Board Meeting held on March 22, 2011, the Board approved the following operations with related parties, Ingeniería de software Bancario S.L. (ISBAN) and Produban Servicios Informáticos Generales (PRODUBAN):

1)	ISBAN: contract for development and maintenance of technological systems for a total of 850,147 euros and;
2)	PRODUBAN: contract for data processing and data warehousing for 1,781,691 euros, 514,795 euros and 1,400,000 euros per annum for 4 years.

Regarding both operations, the board members Lucía Santa Cruz, Mauricio Larraín, Oscar von Chrismar, Carlos Olivos, Vittorio Corbo, Victor Arbulú, Marco Colodro, Lisandro Serrano, Roberto Zahler and the alternate director Juan Manuel Hoyos expressed that these operations contribute to the Bank’s interests and that the terms are in line with market conditions as stated in the report issued by the Bank’s Audit Committee.

It is important to point out that the board member Jesus María Zabalza abstained from omitting an opinion on these operations, since he is an employee of our parent company, Banco Santander S.A. and Produban and Isban are subsidiaries of our parent company.

Sincerely,

Claudio Melandri Hinojosa
Chief Executive Officer